

Mail Stop 3233

April 14, 2016

Via E-mail
Mr. Michael J. Bartolotta
Chief Financial Officer
VEREIT, Inc.
2325 E. Camelback Road, Suite 1100
Phoenix, AZ 85016

>   **Re: VEREIT, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2015**
>   **Filed February 24, 2016**
>   **File No. 1-35263**
>
>   **VEREIT Operating Partnership, L.P.**
>   **Form 10-K for the fiscal year ended December 31, 2015**
>   **Filed February 24, 2016**
>   **File No. 333-197780**

Dear Mr. Bartolotta:

     We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to our comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to our comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2015

Financial Statements

Consolidated Statements of Cash Flows, page F-11

1. Please clarify for us the nature of the issuance of OP units during 2014 and 2013. Specifically, tell us why the issuance is reflected as an adjustment to reconcile net loss to net cash provided by operating activities.

Note 6 – Real Estate Investments

Unconsolidated Joint Ventures, page F-47

2. We note your disclosure that you have a 90% legal interest in two of the unconsolidated joint venture. Please summarize your considerations in reaching your determination that these investments should not be consolidated. Within your response, please reference the authoritative accounting literature management relied upon.

Note 10 – Fair Value Measures

Real Estate Assets, page F-53

3. We note your disclosure of key assumptions related to your real estate impairment testing and that you used capitalization rates that ranged from 7.5% to 18%. Please clarify some of the factors that have resulted in the range being this wide and indicate whether or not you feel that disclosure of a weighted average rate may be beneficial in disclosure of your key assumptions related to your impairment testing.

Goodwill and Intangible Assets, page F-53

4. We note your disclosure indicates that the carrying value of the REI reporting unit exceeded the fair values by 13% and 5.5% for 2015 and 2014, respectively. Please tell us why you concluded that no impairment was needed on the REI reporting unit for each of these years**.**

Note 15- Commitments and Contingencies, page F-61

5. Regarding the matters discussed on pages F-61 to F-63, we note your disclosure that you have not concluded that a loss is probable or that any probable loss or range of loss is not reasonably estimable at this time. Please tell us how you complied with paragraph 4 of ASC 450-20-50, or tell us how you determined it was unnecessary to disclose an estimate of any reasonably possible loss or range of loss or include a statement that such an estimate cannot be made.

Note 16 – Equity

Limited Partner OP Units, page F-67

6. Regarding the units related to the redemption request from certain affiliates of the Former Manager, please tell us if you have allocated any applicable net loss attributable to non-controlling interests related to these units for the period subsequent to the redemption request. In your response, please reference any authoritative accounting literature management relied upon supporting management's determination.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the companies and its management are in possession of all facts relating to each company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each of the companies acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate & -
   Commodities